SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

Amendment No. 6

American Financial Group, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

025932 10 4
(CUSIP Number)

Karl J. Grafe, Esq.
301 East Fourth Street
Cincinnati, Ohio 45202
(513)  579-2540
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 17, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [    ]

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CUSIP NO. 025932 10 4	13D

1	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION, NOS. OF ABOVE PERSONS

S. Craig Lindner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS*
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
	IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

2,300,753

8	SHARED VOTING POWER

3,997,243

9	SOLE DISPOSITIVE POWER

2,678,253

10	SHARED DISPOSITIVE POWER

4,247,789

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

6,926,042

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.0%

14	TYPE OF REPORTING PERSON*

IN

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Item 1.     Security and Issuer.

This Schedule 13D is filed on behalf of S. Craig Lindner (the "Reporting Person"), to amend and update his Schedule 13D most recently amended on July 16, 2010, relative to the Common Stock, No Par Value per share ("Common Stock") issued by American Financial Group, Inc. ("AFG").

The principal executive offices of AFG are located at One East Fourth Street, Cincinnati, Ohio 45202.

Item 2.     Identity and Background.

(a)           S. Craig Lindner
(b)           One East Fourth Street, Cincinnati, Ohio 45202
(c)	Individual Investor
(d)           None
(e)           None
(f)           United States Citizen

Item 3.     Source and Amount of Funds or Other Consideration.
N/A

Item 4.     Purpose of Transaction.

Upon the death of the Reporting Person’s father on October 17, 2011, the Reporting Person acquired voting and dispositive power over 1,262,166 shares of AFG common stock.

The Reporting Person considers his beneficial ownership of AFG equity securities as an investment which he continues to evaluate.  Although he has no present plans to do so, from time to time the Reporting Person may acquire additional AFG equity securities or dispose of some or all of the AFG equity securities which he beneficially owns.

Except as set forth in this Item 4, the Reporting Person presently has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

 As of October 18, 2011, the Reporting Person beneficially owned 6,926,042 shares (or approximately 7.0% of the outstanding shares) of AFG Common Stock, which amount includes 2,261,924 shares held in his family trust over which he has voting and dispositive power; 111,862 held by a trust over which his spouse has voting and dispositive power;25,146 shares held by one of his children; 250,546 shares held in a trust over which his spouse has dispositive power;2,515,000 shares owned by a limited liability company over which he shares voting and dispositive power;1,024,446 shares held in two trusts over which he shares voting and dispositive power; 13,850 held by a foundation over which he shares voting and dispositive power; 306,939 held by a foundation over which he shares voting and dispositive power; 38,829 shares held in a Company retirement plan for his benefit;and 377,500 shares which may be acquired within 60 days through the exercise of options granted under the Option Plan.

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Does not include 523,744 shares which are held in a trust for the benefit of his family for which third parties act as trustee with voting and dispositive power.

Within the 60-day period preceding the date of filing of this Amendment to Schedule 13D, the Reporting Person had engaged in the following transactions.

Date	Transaction	Number of Shares Acquired/(Disposed)	Price

8/31/2011	Open market sale	32,189	$33.3435(1)
9/1/2011	Open market sale	6,737	$33.3129(1)
9/15/2011	Gift	1,500	N/A

(1)
The prices are a weighted average price.  On 8/31/2011, shares were sold in multiple transactions at prices ranging from $33.30 to $33.58, and on 9/1/2011, 5,000 shares were sold at $33.30 and 1,737 shares were sold at $33.35.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None

Item 7.   Material to be filed as Exhibits.

(1)	Power of Attorney executed in connection with filings under the Securities Exchange Act of 1934, as amended (previously filed).

     After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

Dated:    October 27, 2011

/s/ Karl J. Grafe
___________________________________
Karl J. Grafe, As Attorney-in-Fact for:
S. Craig Lindner